Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-01

Veteran mining executive Richard Lock joins PolyMet team as project director
Dennis Bartlett retires from board of directors

St. Paul, Minn., January 6, 2019 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, announces that Richard Lock, a veteran mining executive who has led construction and development of large copper and other mines around the globe, has joined PolyMet as senior vice president and project director for the NorthMet Project.

Mr. Lock most recently was construction director for the KAZ Minerals Peschanka open pit copper mine located in Russia, within the Arctic Circle. Previously, he held executive and project director roles at Arizona Mining Inc.’s Hermosa project, a lead-zinc-silver mine in southern Arizona; Yara International’s Dallol project, a sulfate of potash mining project in Ethiopia; Western Potash Corporation’s Milestone project, a potash solution mining project in Canada; and Rio Tinto’s Resolution and Keystone copper projects in Arizona and Utah, respectively. Earlier, Mr. Lock held leadership roles in the development of Canadian Natural Resources Limited’s Horizon oilsands mining development in Alberta, and Rio Tinto’s Diavik diamond mine in Canada’s Northwest Territories.

“To secure the caliber of person with Mr. Lock’s experience, leadership and technical talents – where he has led some of the largest mining projects in the world – speaks to the NorthMet Project’s appeal as a fully permitted project within the world-class Duluth Complex, and the project’s tremendous potential as Minnesota’s first copper-nickel-precious metals mine,” said Jon Cherry, president and CEO. “We are very excited to have Richard on board and to further strengthen our leadership team.”

Mr. Lock holds a Bachelor of Science degree from University College Cardiff in the U.K.

Unrelated to Mr. Lock’s appointment and for personal reasons, Dennis Bartlett retired from the PolyMet board of directors, effective December 31, 2019. He joined the board in 2017.

“We are grateful for the insightful guidance Mr. Bartlett’s experience contributed to the company. He has been a valuable member of the board and we wish him every success in his future endeavors,” said Ian L. Forrest, chairman.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100% of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.